UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

RADIANT LOGISTICS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

75025X100

(CUSIP Number)

Stephen M. Cohen

405 114th Avenue, S.E., Third Floor

Bellevue, WA 98004

                                                           (425) 943-4599

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 11, 2015

Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75025X100

(1)	Names of reporting persons Stephen M. Cohen
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States of America
Number of	(7)	Sole voting power 2,370,000
shares beneficially owned by	(8)	Shared voting power
each reporting person	(9)	Sole dispositive power 2,370,000
with:	(10)	Shared dispositive power
(11)	Aggregate amount beneficially owned by each reporting person 2,370,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 5.64% (1)
(14)	Type of reporting person (see instructions) IN
(1)

Based on 42,035,628 shares of Common Stock (as defined below) stated to be outstanding as of May 13, 2015 by the Issuer (as defined below) in the Issuer’s Form 10-Q relating to the Issuer’s fiscal quarter ending on March 31, 2015.

CUSIP No. 75025X100

(1)	Names of reporting persons Ruth Cohen
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States of America
Number of	(7)	Sole voting power 0
shares beneficially owned by	(8)	Shared voting power 0
each reporting person	(9)	Sole dispositive power 0
with:	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) IN

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the prior statement on Schedule 13D (the “Statement”) as filed by Stephen M. Cohen and Ruth Cohen related to the common stock, $0.001 par value per share (the “Common Stock”), of Radiant Logistics, Inc., a Delaware corporation (the “Issuer”).  All capitalized terms contained herein that are not defined shall have the meanings ascribed to such terms in the Statement.  In the event that any disclosure contained in this Amendment No. 1 is inconsistent with the disclosures contained in the Statement, the disclosures contained herein shall supersede such inconsistent disclosures from the date of this Amendment No. 1.

ITEM 1. SECURITY AND ISSUER

There are no amendments to Item 1 of the Statement pursuant to this Amendment No. 1.

ITEM 2. IDENTITY AND BACKGROUND

There are no amendments to Item 2 of the Statement pursuant to this Amendment No. 1.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

There are no amendments to Item 3 of the Statement pursuant to this Amendment No. 1.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 is hereby amended by inserting the following paragraphs:

On June 11, 2015, in open market transactions, Mr. Cohen sold 90,000 shares in multiple small blocks at a blended average price of $6.87 per share. On June 12, 2015, in open market transactions, Mr. Cohen sold 40,000 shares in multiple small blocks at a blended average price of $7.21 per share.

Except as set forth herein, the Mr. Cohen has no present plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, price levels of the Common Stock, other investment opportunities available to Mr. Cohen, conditions in the securities market and general economic and industry conditions, Mr. Cohen may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation: (i) continuing to hold the Common Stock for investment; (ii) acquiring additional shares of Common Stock in the open market, or in privately negotiated transactions; or (iii) selling some or all of his shares of Common Stock in the open market or in privately negotiated transactions.  In addition, Mr. Cohen has been listed as a selling stockholder in the Issuer’s Registration Statement on Form S-3 for up to 500,000 shares. Therefore, Mr. Cohen may, at any time, sell all or any portion of such shares pursuant to a prospectus (and any prospectus supplement thereto) under such Registration Statement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Statement is hereby amended by deleting the paragraphs (a) and (b) thereof and inserting the following:

(a)

This filing relates to 2,370,000 shares of Common Stock of the Issuer representing 5.64% of the issued and outstanding shares of Common Stock. Although Mrs. Cohen is the sole record owner and sole economic beneficiary of the shares, she intends to rely solely and exclusively upon the advice of Mr. Cohen with respect to the voting and disposition of the shares. Accordingly, Mr. Cohen is deemed to be the beneficial owner of the shares for the purposes of the federal securities laws.

(b)	Mr. Cohen has the sole power to vote or direct the vote of and sole power to dispose or direct the disposition of all of the 2,370,000 shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no amendments to Item 6 of the Statement pursuant to this Amendment No. 1.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

There are no amendments to Item 7 of the Statement pursuant to this Amendment No. 1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2015
/s/ Stephen M. Cohen
Stephen M. Cohen

/s/ Ruth Cohen
Ruth Cohen

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